FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated February 3, 2006 regarding consolidated financial results for the third quarter ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: February 13, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

HITACHI ANNOUNCES CONSOLIDATED FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED DECEMBER 31, 2005

Tokyo, February 3, 2006 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2005, ended December 31, 2005.

Notes:	1.	All figures, except for the outlook for fiscal 2005, were converted at the rate of 118 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2005.
	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Business Results for the Three Months Ended December 31, 2005

(1) Summary of Fiscal 2005 Third Quarter Consolidated Business Results

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	2,258.8	6%	19,143
Operating income	39.1	14%	332
Income before income taxes and minority interests	59.6	(16%)	506
Income before minority interests	24.2	(33%)	205
Net income	5.4	(79%)	47

During the third quarter, the world economy was strong overall, despite the effect of much higher prices worldwide for crude oil and other raw materials. The healthy world economy reflected strength in the U.S. economy, which was underpinned by consumer spending and plant and equipment investment, the continuation of robust economic growth in China and recovery in European economies.

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In Japan, the economy remained generally healthy, with higher corporate earnings fueling growth in plant and equipment investment. The Japanese economy was also supported by moderate growth in consumer spending.

In these circumstances, Hitachi’s consolidated revenues increased 6%, to 2,258.8 billion yen. This was due to higher year-on-year revenues in a number of segments. Higher revenues were posted by the Information & Telecommunication Systems segment, which continues to see sales grow; the Power & Industrial Systems segment, which turned in a strong performance due to rebounding private-sector plant and equipment investment; the Digital Media & Consumer Products segment, thanks to higher sales of flat-panel TVs and other products; and the High Functional Materials & Components segment, mainly due to growth in sales of components and materials for electronics-related fields.

Overseas revenues rose 16%, to 947.3 billion yen due mainly to higher year-on-year sales in the Power & Industrial Systems, Digital Media & Consumer Products and High Functional Materials & Components segments. As a result, the ratio of overseas revenues to consolidated revenues rose by 4 percentage points to 42%.

Operating income rose 14% year on year, to 39.1 billion yen on higher earnings mainly in the Electronic Devices, Power & Industrial Systems and High Functional Materials & Components segments.

Other income dropped 39%, to 29.8 billion yen due to less year on year earnings from net gain on securities. Other deductions declined 26%, to 9.3 billion yen.

As a result, Hitachi recorded income before income taxes and minority interests of 59.6 billion yen, down 16% year on year. After income taxes of 35.4 billion yen, Hitachi posted income before minority interests of 24.2 billion yen. Net income was 5.4 billion yen, a 79% drop from the third quarter of fiscal 2004.

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(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	511.3	6%	4,334
Operating income	0.5	(75%)	5

Information & Telecommunication Systems revenues increased 6%, to 511.3 billion yen. This was attributable to firm sales by software and outsourcing businesses in software and services, and year-on-year growth in hardware revenues on higher sales of disk array subsystems and other products.

Operating income fell 75%, to 0.5 billion yen, despite healthy growth in earnings in services and a solid performance in disk array subsystems and other areas. Losses in HDD and PC operations brought down earnings. Another reason for the earnings decline is an effect of the return of the Substitutional Portion of Employee Pension Fund Liabilities booked by a subsidiary in the same period of the previous fiscal year.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the third quarter ended December 31, 2005 include operating results of Hitachi GST for the three-month period from July through September 2005.

[Electronic Devices]

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	296.6	(1%)	2,514
Operating income	6.5	186%	55

Electronic Devices revenues were 296.6 billion yen, on a par with the previous fiscal year. Hitachi High-Technologies Corporation performed well on higher sales of LCD manufacturing equipment. Growth was also recorded in sales of displays, particularly small and medium-sized LCDs.

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Operating income climbed 186% year on year, to 6.5 billion yen, due to a smaller loss in the display business.

[Power & Industrial Systems]

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	605.7	8%	5,134
Operating income	12.9	117%	110

Power & Industrial Systems revenues rose 8%, to 605.7 billion yen. In addition to growth in sales at Hitachi Construction Machinery Co., Ltd., mainly outside Japan, this increase reflected healthy sales of air-conditioning systems and industrial machinery thanks to recovering private-sector plant and equipment investment. Sales of automotive systems products also posted healthy growth.

The segment posted a 117% increase in operating income, to 12.9 billion yen due to higher earnings at Hitachi Construction Machinery, as well as in industrial machinery and other businesses.

[Digital Media & Consumer Products]

	Three months ended December 31, 2005
	Billions of Yen	Year-over-year % change	Millions of U.S. dollars
Revenues	362.3	11%	3,071
Operating loss	(5.8)	—	(49)

Digital Media & Consumer Products revenues increased 11%, to 362.3 billion yen due to growth in sales of plasma TVs and other digital media products and higher sales at Hitachi Maxell, Ltd.

The segment posted an operating loss of 5.8 billion yen due to an operating loss at Fujitsu Hitachi Plasma Display Limited, which became a subsidiary in April 2005.

[High Functional Materials & Components]

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	414.2	9%	3,511
Operating income	30.9	40%	262

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Revenues rose 9%, to 414.2 billion yen due to strong growth in sales at Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., principally in the electronics-related and automotive fields. Hitachi Cable, Ltd. also recorded sales growth.

Operating income rose 40%, to 30.9 billion yen due to strong earnings at Hitachi Chemical, Hitachi Metals and Hitachi Cable.

[Logistics, Services & Others]

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	317.1	2%	2,688
Operating income	1.1	(54%)	9

In Logistics, Services & Others, revenues edged up 2%, to 317.1 billion yen due in part to higher sales at Hitachi Transport System, Ltd.

The segment posted operating income of 1.1 billion yen, 54% lower year on year, mainly due to lower product prices, principally at overseas sales companies.

[Financial Services]

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	126.8	(3%)	1,075
Operating income	9.6	20%	82

Segment revenues declined 3%, to 126.8 billion yen. However, operating income rose 20%, to 9.6 billion yen.

(3) Revenues by Market

	Three months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	1,311.4	0%	11,114

Overseas	947.3	16%	8,029
Asia	408.2	20%	3,460
North America	255.5	7%	2,166
Europe	197.2	11%	1,672
Other Areas	86.2	45%	731

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Revenues in Japan were 1,311.4 billion yen, on a par with the previous fiscal year.

Overseas revenues rose 16%, to 947.3 billion yen due mainly to higher sales of flat-panel TVs, materials for electronics-related products and higher sales at Hitachi Construction Machinery.

As a result, the ratio of overseas revenues to consolidated revenues rose by 4 percentage points to 42%.

(4) Financial Position

	As of December 31, 2005
	Billions of yen	Change from September 30, 2005	Millions of U.S. dollars
Total assets	10,111.3	221.7	85,690
Total liabilities	6,775.1	177.2	57,417
Debt	2,698.4	95.9	22,868
Minority interests	984.9	29.0	8,347
Stockholders’ equity	2,351.2	15.3	19,926

Stockholders’ equity ratio	23.3%	0.3 point deterioration	—
D/E ratio (including minority interests)	0.81 times	0.02 point deterioration	—

Total assets as of December 31, 2005 were 10,111.3 billion yen, 221.7 billion yen more than at September 30, 2005 due to increase of inventories and other factors. Debt increased 95.9 billion yen over the same period to 2,698.4 billion yen. Stockholders’ equity rose 15.3 billion yen, to 2,351.2 billion yen. As a result, the stockholders’ equity ratio fell 0.3 of a percentage point to 23.3%. The debt-to-equity ratio (including minority interests) was 0.81 times due to the increase in debt.

(5) Cash Flows

	Three months ended December 31, 2005
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	(4.5)	40.6	(38)
Cash flows from investing activities	(135.0)	26.1	(1,145)

Free cash flows	(139.6)	66.7	(1,183)

Cash flows from financing activities	43.6	(80.3)	370

Operating activities used net cash of 4.5 billion yen, a decrease of 40.6 billion yen from the same period a year ago.

Investing activities used net cash of 135.0 billion yen, 26.1 billion yen less than the same period a year ago due to efforts to collect investments in leases earlier and other factors.

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Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 139.6 billion yen, 66.7 billion yen less than the same period a year ago.

Financing activities provided net cash of 43.6 billion yen, 80.3 billion yen less than in the same period a year ago, reflecting factors such as a year-on-year decline in issues of corporate debentures.

2. Business Results for the Nine Months Ended December 31, 2005

(1) Summary, Revenues and Operating Income by Segment

Summary

	Nine months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	6,672.1	3%	56,544
Operating income	116.8	(28%)	991
Income before income taxes and minority interests	141.7	(31%)	1,201
Income before minority interests	45.3	(56%)	385
Net loss	(5.4)	—	(46)

Revenues by Segment

	Nine months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	6,672.1	3%	56,544
Information & Telecommunication Systems	1,568.5	1%	13,293
Electronic Devices	879.7	(11%)	7,456
Power & Industrial Systems	1,884.6	12%	15,972
Digital Media & Consumer Products	974.2	0%	8,256
High Functional Materials & Components	1,174.7	5%	9,956
Logistics, Services & Others	887.6	(4%)	7,523
Financial Services	387.7	(3%)	3,286
Subtotal	7,757.5	2%	65,742
Eliminations & Corporate Items	(1,085.3)	—	(9,198)

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Operating Income (Loss) by Segment

	Nine months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Operating Income (Loss)	116.8	(28%)	991
Information & Telecommunication Systems	23.7	(24%)	202
Electronic Devices	15.7	(51%)	133
Power & Industrial Systems	36.1	125%	307
Digital Media & Consumer Products	(22.0)	—	(187)
High Functional Materials & Components	78.9	27%	669
Logistics, Services & Others	8.0	(20%)	68
Financial Services	25.6	42%	218
Subtotal	166.3	(7%)	1,410
Eliminations & Corporate Items	(49.4)	—	(419)

The world economy in the nine months to December 31, 2005, a period including the third quarter of fiscal 2005, posted strong growth due to robust economic expansion in the U.S. and China as well as an economic recovery in Europe. This was despite the negative impact of sharply higher raw materials prices and other factors.

The Japanese economy posted healthy growth due to such factors as higher plant and equipment investment and consumer spending.

In these circumstances, Hitachi’s consolidated revenues for the nine months to December 31, 2005 increased 3%, to 6,672.1 billion yen. The Power & Industrial Systems segment posted higher revenues on the back of recovering private-sector plant and equipment investment, as did the High Functional Materials & Components segment, mainly due to growth in sales of components and materials for electronics- and automotive-related fields.

Operating income declined 28%, to 116.8 billion yen due to lower earnings in the Information & Telecommunication Systems and Electronic Devices segments as well as an operating loss in the Digital Media & Consumer Products segment. On the other hand, the Power & Industrial Systems, High Functional Materials & Components and Financial Services segments recorded higher operating income.

Other income was 56.8 billion yen, down 29% on the same period a year ago, the result mainly of lower earnings from net gain on securities. Other deductions decreased 9%, to 31.9 billion yen.

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As a result, Hitachi recorded income before income taxes and minority interests of 141.7 billion yen, down 31% year on year. After income taxes of 96.3 billion yen, Hitachi posted income before minority interests of 45.3 billion yen. Hitachi posted a net loss of 5.4 billion yen, compared with net income of 67.8 billion yen in the same period a year ago.

(2) Revenues by Market

	Nine months ended December 31, 2005
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	4,052.7	1%	34,345

Overseas	2,619.4	8%	22,199
Asia	1,134.9	10%	9,618
North America	710.7	4%	6,024
Europe	537.4	2%	4,555
Other Areas	236.2	20%	2,002

Revenues in Japan were 4,052.7 billion yen, on a par with the same period a year ago.

Overseas revenues increased 8%, to 2,619.4 billion yen due to growth in sales at Hitachi Construction Machinery, particularly in Europe and the U.S., as well as higher sales of HDDs and electronics-related components and materials, particularly in China.

As a result, the ratio of overseas revenues to consolidated revenues rose by 1 percentage point to 39%.

(3) Cash Flows

	Nine months ended December 31, 2005
	Billions of yen	Year-over-year Change	Millions of U.S. dollars
Cash flows from operating activities	216.5	111.2	1,835
Cash flows from investing activities	(390.5)	(35.7)	(3,310)

Free cash flows	(174.0)	75.5	(1,475)

Cash flows from financing activities	5.8	(6.8)	50

Operating activities provided net cash of 216.5 billion yen, 111.2 billion yen more than in the same period a year ago.

Investing activities used net cash of 390.5 billion yen, an increase of 35.7 billion yen. This was the result mainly of an increase in capital investments.

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Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 174.0 billion yen, 75.5 billion yen less than the same period a year ago.

Financing activities provided net cash of 5.8 billion yen, 6.8 billion yen less than the same period a year ago.

Cash and cash equivalents as of December 31, 2005 amounted to 557.4 billion yen, a decrease of 151.2 billion yen during the nine-month period, which includes the third quarter.

3. Outlook for Fiscal 2005

Consolidated

	Fiscal 2005, ending March 31, 2006
	Billions of yen	Year-over-year % change
Revenues	9,220.0	2%
Operating income	240.0	(14%)
Income before income taxes and minority interests	220.0	(17%)
Income before minority interests	95.0	(17%)
Net income	20.0	(61%)

Regarding trends in the world economy, Hitachi expects the U.S. economy to remain firm, supported by consumer spending and plant and equipment investment. In Asia, Hitachi expects that domestic demand will continue to support brisk economic growth in China. European economies, meanwhile, are forecasted to continue their moderate pace of recovery. Overall, therefore, the global economy is expected to continue expanding.

The forecast for the Japanese economy is firm growth, underpinned by continuing strength in exports to China and elsewhere in Asia and by rising consumer spending. There are, however, some concerns, such as the possibility of an upturn in long-term interest rates.

Under these circumstances, Hitachi is forecasting results shown above for fiscal 2005, the same as projections announced on October 31, 2005.

Hitachi will continue to make aggressive investments in targeted businesses while constantly executing business structural reforms. In this way, Hitachi will reinforce measures to become more competitive on a consolidated basis.

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In particular, Hitachi will push forward with ongoing initiatives to improve the HDD, LCD and flat-panel TV businesses quickly.

In other fields, Hitachi will implement sweeping measures to achieve growth, particularly targeted businesses. For example, Hitachi will transfer parts of its Industrial Systems Group to Hitachi Plant Engineering & Construction Co., Ltd. on April 1, 2006. At the same time, Hitachi Plant Engineering & Construction, Hitachi Kiden Kogyo, Ltd. and Hitachi Industries Co., Ltd. will merge. In another move, Hitachi plans to make Hitachi Mobile Co., Ltd. a wholly owned subsidiary on April 1, 2006 with the aim of strengthening Hitachi’s automotive systems business.

The projections assume a fourth-quarter exchange rate of 115 yen to the U.S. dollar.

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Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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HITACHI, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED DECEMBER 31, 2005

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 118 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of December 30, 2005.

SUMMARY

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended December 31				Nine months ended December 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. $ (millions)	Yen (millions)		(C)/(D) X100 (%)	U.S. $ (millions)
	2005 (A)	2004 (B)		2005	2005 (C)	2004 (D)		2005
1. Revenues	2,258,819	2,123,788	106	19,143	6,672,138	6,453,723	103	56,544
2. Operating income	39,138	34,369	114	332	116,892	161,701	72	991
3. Income before income taxes and minority interests	59,652	70,911	84	506	141,769	206,912	69	1,201
4. Income before minority interests	24,201	35,913	67	205	45,373	103,844	44	385
5. Net income (loss)	5,493	26,644	21	47	(5,453)	67,802	—	(46)
6. Net income (loss) per share
Basic	1.65	7.99	21	0.01	(1.64)	20.47	—	(0.01)
Diluted	1.64	7.55	22	0.01	(1.65)	19.98	—	(0.01)
7. Net income (loss) per ADS (representing 10 shares)
Basic	16	80	20	0.14	(16)	205	—	(0.14)
Diluted	16	76	21	0.14	(16)	200	—	(0.14)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs and are unaudited.
	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
	3.	The figures are for 949 consolidated subsidiaries, including Variable Interest Entities, and 155 equity-method affiliates.

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CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended December 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2005 (A)	2004 (B)		2005
Revenues	2,258,819	2,123,788	106	19,143
Cost of sales	1,754,851	1,642,910	107	14,872
Selling, general and administrative expenses	464,830	446,509	104	3,939
Operating income	39,138	34,369	114	332
Other income	29,890	49,162	61	253
(Interest and dividends)	5,670	3,942	144	48
(Other)	24,220	45,220	54	205
Other deductions	9,376	12,620	74	79
(Interest charges)	8,667	7,103	122	73
(Other)	709	5,517	13	6
Income before income taxes and minority interests	59,652	70,911	84	506
Income taxes	35,451	34,998	101	301
Income before minority interests	24,201	35,913	67	205
Minority interests	18,708	9,269	202	158
Net income	5,493	26,644	21	47

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CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Nine months ended December 31
	Yen (millions)		(C)/(D) X100 (%)	U.S. Dollars (millions)
	2005 (C)	2004 (D)		2005
Revenues	6,672,138	6,453,723	103	56,544
Cost of sales	5,194,754	4,966,988	105	44,023
Selling, general and administrative expenses	1,360,492	1,325,034	103	11,530
Operating income	116,892	161,701	72	991
Other income	56,822	80,483	71	481
(Interest and dividends)	17,059	14,077	121	144
(Other)	39,763	66,406	60	337
Other deductions	31,945	35,272	91	271
(Interest charges)	24,340	21,338	114	206
(Other)	7,605	13,934	55	65
Income before income taxes and minority interests	141,769	206,912	69	1,201
Income taxes	96,396	103,068	94	816
Income before minority interests	45,373	103,844	44	385
Minority interests	50,826	36,042	141	431
Net income (loss)	(5,453)	67,802	—	(46)

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CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Yen (millions)				U.S. Dollars (millions)
	As of Dec. 31, 2005 (A)	As of Sep. 30, 2005 (B)	(A) - (B)	As of Mar. 31, 2005	As of Dec. 31, 2005
Assets	10,111,383	9,889,628	221,755	9,736,247	85,690

Current assets	5,559,041	5,394,875	164,166	5,338,835	47,110
Cash and cash equivalents	557,461	646,085	(88,624)	708,715	4,724
Short-term investments	184,917	180,472	4,445	146,568	1,567
Trade receivables (Notes and Accounts)	2,217,508	2,178,106	39,402	2,197,766	18,792
Investments in leases	480,826	496,693	(15,867)	526,759	4,075
Inventories	1,517,215	1,329,110	188,105	1,198,955	12,858
Other current assets	601,114	564,409	36,705	560,072	5,094

Investments and advances	1,005,209	970,789	34,420	894,851	8,519

Property, plant and equipment	2,428,423	2,400,050	28,373	2,357,931	20,580

Other assets	1,118,710	1,123,914	(5,204)	1,144,630	9,481

Liabilities, Minority interests and Stockholders’ equity	10,111,383	9,889,628	221,755	9,736,247	85,690

Current liabilities	4,258,990	4,110,892	148,098	4,064,546	36,093
Short-term debt and current installments of long-term debt	1,285,091	1,213,149	71,942	1,183,474	10,890
Trade payables (Notes and Accounts)	1,357,205	1,290,177	67,028	1,309,256	11,502
Other current liabilities	1,616,694	1,607,566	9,128	1,571,816	13,701

Noncurrent liabilities	2,516,174	2,486,989	29,185	2,442,818	21,324
Long-term debt	1,413,381	1,389,392	23,989	1,319,032	11,978
Other liabilities	1,102,793	1,097,597	5,196	1,123,786	9,346

Minority interests	984,956	955,871	29,085	921,052	8,347

Stockholders’ equity	2,351,263	2,335,876	15,387	2,307,831	19,926
Common stock	282,033	282,033	0	282,033	2,390
Capital surplus	560,292	562,635	(2,343)	565,360	4,748
Legal reserve and retained earnings	1,735,595	1,748,717	(13,122)	1,779,198	14,709
Accumulated other comprehensive loss	(208,866)	(239,991)	31,125	(301,524)	(1,770)
(Foreign currency translation adjustments)	(57,171)	(69,637)	12,466	(90,904)	(484)
(Minimum pension liability adjustments)	(236,123)	(237,662)	1,539	(242,672)	(2,001)
(Net unrealized holding gain on available-for-sale securities)	85,223	67,589	17,634	32,996	722
(Cash flow hedges)	(795)	(281)	(514)	(944)	(7)
Treasury stock	(17,791)	(17,518)	(273)	(17,236)	(151)

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CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended December 31
	Yen (millions)		U.S. Dollars (millions)
	2005	2004	2005
Cash flows from operating activities
Net income	5,493	26,644	47
Adjustments to reconcile net income to net cash used in operating activities
Depreciation	115,118	111,154	976
Increase in receivables and inventories	(188,317)	(98,665)	(1,596)
Increase (decrease) in payables	49,360	(11,696)	418
Other	13,793	(72,684)	117

Net cash used in operating activities	(4,553)	(45,247)	(38)
Cash flows from investing activities
Increase in short-term investments	(3,787)	(36,957)	(32)
Purchase of rental assets and other properties, net	(192,649)	(183,999)	(1,633)
Proceeds from sale of investments and subsidiaries’ common stock, net	(30,573)	40,189	(259)
Collection of investment in leases	106,079	60,795	899
Other	(14,138)	(41,196)	(120)

Net cash used in investing activities	(135,068)	(161,168)	(1,145)
Cash flows from financing activities
Increase in interest-bearing debt	68,209	157,164	578
Dividends paid to stockholders	(17,114)	(16,957)	(145)
Dividends paid to minority stockholders of subsidiaries	(7,331)	(7,530)	(62)
Other	(128)	(8,649)	(1)

Net cash provided by financing activities	43,636	124,028	370
Effect of exchange rate changes on cash and cash equivalents	7,361	(5,553)	62

Net decrease in cash and cash equivalents	(88,624)	(87,940)	(751)
Cash and cash equivalents at beginning of the period	646,085	619,049	5,475

Cash and cash equivalents at end of the period	557,461	531,109	4,724

Note:

Cash flows related to inventory-related receivables, which were previously included in “cash flows from investing activities,”

are now included in “cash flows from operating activities.” As a result of this change, cash flows for the three months ended

December 31, 2004 have been reclassified.

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CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended December 31
	Yen (millions)		U.S. Dollars (millions)
	2005	2004	2005
Cash flows from operating activities
Net income (loss)	(5,453)	67,802	(46)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	333,717	317,425	2,828
Increase in receivables and inventories	(202,463)	(105,906)	(1,716)
Decrease in payables	(8,152)	(95,668)	(69)
Other	98,903	(78,400)	838

Net cash provided by operating activities	216,552	105,253	1,835
Cash flows from investing activities
Increase in short-term investments	(29,073)	(6,816)	(246)
Purchase of rental assets and other properties, net	(567,635)	(560,407)	(4,811)
Proceeds from sale of investments and subsidiaries’ common stock, net	19,815	65,411	168
Collection of investment in leases	305,310	229,781	2,587
Other	(118,977)	(82,748)	(1,008)

Net cash used in investing activities	(390,560)	(354,779)	(3,310)
Cash flows from financing activities
Increase in interest-bearing debt	61,993	63,038	525
Dividends paid to stockholders	(35,361)	(33,363)	(300)
Dividends paid to minority stockholders of subsidiaries	(16,415)	(15,665)	(139)
Other	(4,322)	(1,220)	(36)

Net cash provided by financing activities	5,895	12,790	50
Effect of exchange rate changes on cash and cash equivalents	16,859	3,449	143

Net decrease in cash and cash equivalents	(151,254)	(233,287)	(1,282)
Cash and cash equivalents at beginning of the period	708,715	764,396	6,006

Cash and cash equivalents at end of the period	557,461	531,109	4,724

Note:

Cash flows related to inventory-related receivables, which were previously included in “cash flows from investing activities,”

are now included in “cash flows from operating activities.” As a result of this change, cash flows for the nine months ended December 31, 2004 have been reclassified.

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SEGMENT INFORMATION (UNAUDITED)

INDUSTRY SEGMENTS

	Three months ended December 31
	Yen (millions)				(A)/(B) X100 (%)	U.S. Dollars (millions)
	2005 (A)		2004 (B)			2005
Revenues

Information & Telecommunication Systems	511,385 19%		482,487 19%		106	4,334
Electronic Devices	296,617 11%		300,238 12%		99	2,514
Power & Industrial Systems	605,790 23%		560,067 23%		108	5,134
Digital Media & Consumer Products	362,391 14%		325,389 13%		111	3,071
High Functional Materials & Components	414,299 16%		379,518 15%		109	3,511
Logistics, Services & Others	317,140 12%		312,179 13%		102	2,688
Financial Services	126,897 5%		130,386 5%		97	1,075
Subtotal	2,634,519 100%		2,490,264 100%		106	22,327
Eliminations & Corporate items	(375,700)		(366,476)		—	(3,184)

Total	2,258,819		2,123,788		106	19,143

Operating income (loss)

Information & Telecommunication Systems	549 1%		2,188 5%		25	5
Electronic Devices	6,513 12%		2,278 6%		286	55
Power & Industrial Systems	12,961 23%		5,978 14%		217	110
Digital Media & Consumer Products	(5,810 (10	) %)	(1,790 (4	) %)	—	(49)
High Functional Materials & Components	30,914 55%		22,090 54%		140	262
Logistics, Services & Others	1,129 2%		2,455 6%		46	9
Financial Services	9,668 17%		8,049 19%		120	82
Subtotal	55,924 100%		41,248 100%		136	474
Eliminations & Corporate items	(16,786)		(6,879)		—	(142)

Total	39,138		34,369		114	332

Note: Revenues by industry segment include intersegment transactions.

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SEGMENT INFORMATION (UNAUDITED)

INDUSTRY SEGMENTS

	Nine months ended December 31
	Yen (millions)			(C)/(D) X100 (%)	U.S. Dollars (millions)
	2005 (C)		2004 (D)		2005
Revenues

Information & Telecommunication Systems	1,568,583 20%		1,554,223 20%	101	13,293
Electronic Devices	879,773 11%		992,316 13%	89	7,456
Power & Industrial Systems	1,884,695 24%		1,680,962 22%	112	15,972
Digital Media & Consumer Products	974,228 13%		971,501 13%	100	8,256
High Functional Materials & Components	1,174,740 15%		1,119,941 15%	105	9,956
Logistics, Services & Others	887,688 12%		922,496 12%	96	7,523
Financial Services	387,793		401,164	97	3,286
	5%		5%
Subtotal	7,757,500 100%		7,642,603 100%	102	65,742
Eliminations & Corporate items	(1,085,362)		(1,188,880)	—	(9,198)

Total	6,672,138		6,453,723	103	56,544

Operating income (loss)

Information & Telecommunication Systems	23,797 14%		31,149 17%	76	202
Electronic Devices	15,743 9%		32,334 18%	49	133
Power & Industrial Systems	36,177 22%		16,066 9%	225	307
Digital Media & Consumer Products	(22,041 (13	) %)	8,828 5%	—	(187)
High Functional Materials & Components	78,967 48%		62,418 35%	127	669
Logistics, Services & Others	8,027 5%		9,983 6%	80	68
Financial Services	25,687 15%		18,037 10%	142	218
Subtotal	166,357 100%		178,815 100%	93	1,410
Eliminations & Corporate items	(49,465)		(17,114)	—	(419)

Total	116,892		161,701	72	991

Note: Revenues by industry segment include intersegment transactions.

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SEGMENT INFORMATION (UNAUDITED)

REVENUES BY MARKET

	Three months ended December 31
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2005 (A)	2004 (B)		2005
Japan	1,311,451 58%	1,307,976 62%	100	11,114
Asia	408,283 18%	339,510 16%	120	3,460
North America	255,555 11%	238,318 11%	107	2,166
Europe	197,294 9%	178,394 8%	111	1,672
Other Areas	86,236 4%	59,590 3%	145	731
Outside Japan	947,368 42%	815,812 38%	116	8,029

Total	2,258,819 100%	2,123,788 100%	106	19,143

REVENUES BY MARKET

	Nine months ended December 31
	Yen (millions)		(C)/(D) X100 (%)	U.S. Dollars (millions)
	2005 (C)	2004 (D)		2005
Japan	4,052,738 61%	4,017,271 62%	101	34,345
Asia	1,134,945 17%	1,033,814 16%	110	9,618
North America	710,793 11%	680,849 11%	104	6,024
Europe	537,458 8%	524,681 8%	102	4,555
Other Areas	236,204 3%	197,108 3%	120	2,002
Outside Japan	2,619,400 39%	2,436,452 38%	108	22,199

Total	6,672,138 100%	6,453,723 100%	103	56,544

# # #

February 3, 2006

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION

FOR THE THIRD QUARTER ENDED DECEMBER 31, 2005 (CONSOLIDATED BASIS)

1. Summary

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2005 (B)	(B)/(A) X100 (%)	2004 (C)	2005 (D)	(D)/(C) X100 (%)
Average exchange rate (Yen / U.S.$)	105	118	—	108	113	—
Capital investment (Completion basis)	228.9	236.1	103	701.0	695.3	99
Leasing assets	140.8	139.3	99	441.2	419.7	95
Other	88.0	96.8	110	259.7	275.6	106
Depreciation	111.1	115.1	104	317.4	333.7	105
Leasing assets	28.1	30.4	109	82.0	89.8	109
Other	83.0	84.6	102	235.3	243.8	104
R&D expenditure	91.9	96.1	105	281.1	294.1	105
Percentage of revenues	4.3%	4.3%	—	4.4%	4.4%	—

	As of March 31, 2005	As of September 30, 2005	As of December 31, 2005
Stockholders’ equity per share (Yen)	692.73	701.22	705.90
Cash & cash equivalents, Short-term investments (Billions of yen)	855.2	826.5	742.3
Interest-bearing debt (Billions of yen)	2,502.5	2,602.5	2,698.4
Number of employees	347,424	353,094	355,369
Japan	242,891	244,702	243,910
Overseas	104,533	108,392	111,459
Number of consolidated subsidiaries (Including Variable Interest Entities)	985	966	949
Japan	539	506	489
Overseas	446	460	460

2. Overseas revenues by industry segment

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2004 (A)	2005 (B)	(B)/(A) X100 (%)	2004 (C)	2005 (D)	(D)/(C) X100 (%)
Information & Telecommunication Systems	175.4	202.7	116	500.7	545.3	109
Electronic Devices	113.6	112.2	99	384.3	327.2	85
Power & Industrial Systems	168.8	215.9	128	494.5	633.0	128
Digital Media & Consumer Products	127.0	154.3	121	381.9	413.9	108
High Functional Materials & Components	113.4	136.4	120	335.0	377.3	113
Logistics, Services & Others	107.0	113.8	106	309.2	288.0	93
Financial Services	10.3	11.8	115	30.6	34.4	112
Total	815.8	947.3	116	2,436.4	2,619.4	108

# # #

February 3, 2006

Hitachi, Ltd.

SUPPLEMENTARY INFORMATION ON INFORMATION &

TELECOMMUNICATION SYSTEMS, DISPLAYS AND DIGITAL MEDIA

Note:	*1.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Income by Product Sector *3

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2005 (A)	2004 (B)	(A) / (B) X100 (%)	2005 (C)	2004 (D)	(C) / (D) X100 (%)
Revenues	511.3	482.4	106%	1,568.5	1,554.2	101%
Software & Services	207.9	197.9	105%	680.8	667.9	102%
Hardware	303.4	284.5	107%	887.6	886.2	100%
Operating income	0.5	2.1	24%	23.7	31.1	76%

(2) Revenues by Product Sector *3

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2005 (A)	2004 (B)	(A) / (B) X100 (%)	2005 (C)	2004 (D)	(C) / (D) X100 (%)
Revenues	511.3	482.4	106%	1,568.5	1,554.2	101%
Software & Services	207.9	197.9	105%	680.8	667.9	102%
Software	37.9	34.2	111%	111.6	109.4	102%
Services	170.0	163.7	104%	569.2	558.5	102%
Hardware	303.4	284.5	107%	887.6	886.2	100%
Storage *4	177.6	162.8	109%	489.0	463.3	106%
Servers *5	18.9	18.6	102%	58.1	65.7	88%
PCs *6	21.7	24.0	90%	73.0	86.1	85%
Telecommunication	25.5	32.2	79%	96.7	100.4	96%
Others	59.7	46.9	127%	170.8	170.7	100%

Notes:	*2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2005 include the operating results of Hitachi GST for the three months ended September 30, 2005.
	*3.	Figures for each product exclude intersegment transactions.
	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.
	*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.
	*6.	Figures for PCs include PC servers, client PCs, etc.

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(3) SAN/NAS Storage Solutions

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2005 (A)	2004 (B)	(A) / (B) X100 (%)	2005 (C)	2004 (D)	(C) / (D) X100 (%)
Revenues	89.0	66.0	135%	231.0	195.0	118%

(4) Hard Disk Drives *7 *8

Period recorded for consolidated accounting purposes	Three months ended December 31			Nine months ended December 31
	2005 (A)	2004 (B)	(A) / (B) X100 (%)	2005 (C)	2004 (D)	(C) / (D) X100 (%)
Shipment Period	Jul.2005 to Sep.2005	Jul.2004 to Sep.2004		Jan.2005 to Sep.2005	Jan.2004 to Sep.2004
Revenues
Yen (billions of yen)	122.4	121.4	101%	345.6	337.9	102%
U.S. dollar (millions of dollar)	1,090	1,093	100%	3,180	3,091	103%
Operating income (loss)
Yen (billions of yen)	(7.4)	(4.2)	—	(31.8)	0.7	—
U.S. dollar (millions of dollar)	(66)	(38)	—	(295)	7	—
Shipments (thousand units) *9	14,300	12,100	118%	41,600	32,600	127%
Consumer and Commercial
1.8/2.5inch *10	6,700	6,500	104%	19,500	18,700	104%
3.5inch *11	4,800	3,400	140%	13,400	9,100	146%
Servers *12	1,000	1,100	91%	2,300	3,000	79%
Emerging *13	1,840	1,180	155%	6,410	1,880	340%

Period recorded for consolidated accounting purposes	Three months ended March 31			Twelve months ended March 31
	2005 (A) (Jan.2006 to Mar.2006)	2004 (B) (Jan.2005 to Mar.2005)	(A) / (B) X100 (%)	2005 (C) (Apr.2005 to Mar.2006)	2004 (D) (Apr.2004 to Mar.2005)	(C) / (D) X100 (%)
Shipment Period	Oct.2005 to Dec.2005	Oct.2004 to Dec.2004		Jan.2005 to Dec.2005	Jan.2004 to Dec.2004
Revenues
Yen (billions of yen)	150.8	115.7	130%	496.5	453.6	109%
U.S. dollar (millions of dollar)	1,285	1,107	116%	4,465	4,198	106%
Operating income (loss)
Yen (billions of yen)	4.8	(6.3)	—	(27.0)	(5.6)	—
U.S. dollar (millions of dollar)	43	(60)	—	(251)	(53)	—
Shipments (thousand units) *9	16,800	13,900	121%	58,400	46,600	125%
Consumer and Commercial
1.8/2.5inch *10	8,800	6,700	131%	28,300	25,400	112%
3.5inch *11	6,100	4,200	145%	19,500	13,300	146%
Servers *12	1,000	800	132%	3,400	3,800	90%
Emerging *13	880	2,250	39%	7,290	4,140	176%

Notes:	*7.	Figures include intersegment transactions.
	*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
	*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
	*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.
	*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.
	*12.	Disk array subsystems, servers (3.5inch), etc.
	*13.	Hand held devices (1inch), automotive (2.5inch), etc.

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2. Displays

(1) Revenues and Operating Loss

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2005 (A)	2004 (B)	(A) / (B) X100 (%)	2005 (C)	2004 (D)	(C) / (D) X100 (%)
Revenues	49.7	47.6	104%	143.9	173.7	83%
Operating loss	(3.2)	(8.2)	—	(16.0)	(6.0)	—

(2) LCD Revenues

	(Billions of yen)
	Three months ended December 31			Nine months ended December 31
	2005 (A)	2004 (B)	(A) / (B) X100 (%)	2005 (C)	2004 (D)	(C) / (D) X100 (%)
Revenues	43.5	40.5	107%	124.0	152.5	81%
Large-size LCDs	13.5	18.5	73%	41.5	69.5	60%
Small and medium-size LCDs	30.0	22.0	136%	82.5	83.0	99%

3. Digital Media

Shipments of Main Products *14

	(Thousand units)
	Three months ended December 31			Nine months ended December 31
	2005 (A)	2004 (B)	(A) / (B) X100 (%)	2005 (C)	2004 (D)	(C) / (D) X100 (%)
Optical Disk Drives *15	19,500	19,000	103%	55,500	51,000	109%
Plasma TVs *16	170	70	243%	350	230	152%
Projection TVs	100	140	71%	250	330	76%

Notes:	*14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
	*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended December 31, 2005 include the operating results of HLDS for the three months ended September 30, 2005.
	*16.	The sum of plasma TV and plasma monitor shipments.

# # #